UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             HOMEOWNERS GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    43739N107
                  ---------------------------------------------
                                 (CUSIP Number)

                          Mr. Howard L. Wolk, President
                                NAPAQ Corporation
                           4040 Mystic Valley Parkway
                           Boston, Massachusetts 02155
                                 (617) 393-9300

                                -with copies to-

                              Robert M. Rosen, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
- --------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                                 March 27, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  43739N107                        Page    2    of     13    Pages
        -----------------                        ------       ------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person        NAPAQ Corporation
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a)[ ]
                                                                        (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)    [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Nevada
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         106,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    106,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       106,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        1.907%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*  CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  43739N107                             Page   3    of   13   Pages
         -------------                                -----     ------

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No.
    of Above Person                               CROSS COUNTRY MOTOR CLUB, INC.
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*       WC
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is
    Required Pursuant to Items 2(d) or 2(e)                             [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    Massachusetts
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         202,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    202,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       202,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)        3.634%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*  CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.  43739N107                               Page   4   of    13    Pages
           ----------                                   -----      -----

- --------------------------------------------------------------------------------
1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person     JEFFREY C. WOLK
- --------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                (a)[ ]
                                                                     (b)[X]
- --------------------------------------------------------------------------------
3   SEC Use Only
- --------------------------------------------------------------------------------
4   Source of Funds*   CA
- --------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                  [ ]

- --------------------------------------------------------------------------------
6   Citizenship or Place of Organization    USA
- --------------------------------------------------------------------------------
  Number of          7     Sole Voting Power         3,000
  Shares             ___________________________________________________________

  Beneficially       8     Shared Voting Power       0
  Owned by           ___________________________________________________________

  Each               9     Sole Dispositive Power    3,000
  Reporting          ___________________________________________________________

  Person With        10  Shared Dispositive Power    0
- --------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       3,000
- --------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]
- --------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)     .054%
- --------------------------------------------------------------------------------
14  Type of Reporting Person*    IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 43739N107                         PAGE   5   OF   13    PAGES
          ---------                               -----     -----


ITEM 1. SECURITY AND ISSUER
        --------------------

         Securities acquired:  Common Stock, $0.01 par value

         Issuer:  Homeowners Group, Inc.
                  400 Sawgrass Corporate Parkway
                  Sunrise, Florida 33325

ITEM 2. IDENTITY AND BACKGROUND
        ------------------------

         (a) This Statement is filed by the entities identified below (collectively the "Reporting Persons"):

     1.  NAPAQ Corporation ("NAPAQ")
         ---------------------------
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Organization:              Privately held corporation
         State of Organization:     Nevada
         Principal Business:        Investment in securities and other Financial
                                    Instruments

         Name, Title and Address of all members of Board of Directors and Executive Officers:

         Howard L. Wolk                     Director, President, Treasurer
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Sidney D. Wolk                     Secretary
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Neither this Reporting Person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     2.  CROSS COUNTRY MOTOR CLUB, INC. ("CCMC")
         ---------------------------------------
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Organization:               Privately held corporation
         State of Organization:      Massachusetts
         Principal Business:         Provide goods and services to the general
                                     motoring public

CUSIP NO. 43739N107                         PAGE    6   OF   13    PAGES
          ---------                               -----     -----


         Name, Title and Address of all members of Board of Directors and Executive Officers:

         Sidney D. Wolk                          Director, President & Treasurer
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Thomas Graham                           Chief Financial Officer
         4040 Mystic Valley Parkway
         Boston, MA 02155

         Nathan T. Wolk                          Director
         101 Federal Street
         Boston, MA 02110

         Neither this Reporting Person, nor, to the best of its knowledge, any of its directors and executive officers listed above has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

     3.  Jeffrey C. Wolk
         4040 Mystic Valley Parkway
         Boston, MA  02155

         Principal Employment: Vice President and Member of the Board of Directors of The Cross Country Group, Inc., 4040 Mystic Valley Parkway, Boston, MA 02155.

         The principal business activity of The Cross Country Group, Inc. is to provide goods and services to the general motoring public through various affiliated companies.

         This Reporting Person has not during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS
        --------------------------

         The source of the funds used by CCMC to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by CCMC to purchase such securities were $238,012 (exclusive of commissions and other expenses).

         The source of funds used by NAPAQ to purchase securities of the Issuer was working capital. The approximate aggregate amount of funds used by NAPAQ to purchase such securities were $122,735.50 (exclusive of commissions and other expenses).

CUSIP NO. 43739N107                         PAGE    7   OF   13    PAGES
          ---------                               -----     -----

         The source of funds used by Jeffrey C. Wolk to purchase securities of the Issuer was cash assets. The approximate aggregate amount of funds used by Mr. Wolk to purchase such securities were $10,125 (exclusive of commissions and other expenses).


ITEM 4. PURPOSE OF THE TRANSACTION
        ---------------------------

         The Reporting Persons have acquired the shares of Common Stock in order to obtain a substantial equity position in the Issuer.

         The Cross Country Group, Inc. ("CCG"), an affiliate of the Reporting Persons, began discussions with the Issuer in mid-February 1996, regarding a possible acquisition of the Issuer by CCG. On or about March 15, 1996, CCG proposed to acquire all outstanding shares of the Issuer for cash, at a price of $1.95 per share, subject to adjustment in the event of settlement of certain material litigation. Said offer did not include a financing contingency and was confirmed to the Issuer by letter dated March 15, 1996 (attached hereto as Exhibit B). On that date, the market price of the Issuer's Common Stock at the closing was $1.0625. CCG stated that its valuation was based upon a review of publicly available information and that if the Issuer believed additional information would affect CCG's valuation, CCG would be anxious to consider that information. Because the Issuer and CCG have not agreed upon the terms of a Confidentiality and Standstill Agreement, no further material negotiations regarding such an acquisition have occurred since March 15, 1996. Specifically, the Issuer has required that, among other things, CCG agree to abstain from making a tender offer for shares of the Issuer's Common Stock for a period of one year as a condition to continue sale negotiations. By its letter to Carl Buccellato, Chief Executive Officer of the Issuer, dated March 27, 1996 (attached hereto as Exhibit C), CCG has reiterated its desire to continue such negotiations.

         CCG currently is considering, but has not decided whether or not to pursue, other courses of action with respect to the Issuer, including: (i) the possibility of a merger, purchase of all or substantially all of the Issuer's assets, a business combination or other similar transaction between the Issuer and CCG or any affiliate or subsidiary of CCG; and (ii) the taking of such actions as it deems appropriate to manage the business and affairs of Issuer, including seeking control of the Issuer through designation of some or all of the Issuer's Board of Directors or otherwise.

         From time to time, the Reporting Persons will evaluate their positions and may determine to acquire additional shares of the Issuer's Common Stock in the open market, in privately negotiated transactions, by making a tender offer or otherwise.

         CCG may continue to contact the Company and its representatives and may contact other persons interested in the Issuer, or other interested persons, for purposes of discussing the Issuer.

         Whether CCG or the Reporting Persons decide to pursue any of the courses of action above, including the purchase of additional shares of the Issuer's Common Stock, and the amount and timing of any such purchases, will depend on its continuing assessment of pertinent factors, including without limitation the following: the availability of shares of the Issuer's Common Stock for purchase at particular price levels; the Issuer's and CCG's business and prospects; other business and investment opportunities available to CCG and the Reporting Persons; economic conditions; stock market and money market conditions; the attitude and actions of the management and Board of Directors of the Issuer; the availability and nature of opportunities to dispose of the Reporting Person's interest; and other plans and requirements of CCG.

         Depending upon its assessment of these factors from time to time, the Reporting Persons may change their present intentions as stated above or dispose of some or all of the shares of Issuer's Common

CUSIP NO. 43739N107                         PAGE    8   OF   13    PAGES
          ---------                               -----     -----


Stock held by them in the open market, in privately negotiated transactions, to third parties or otherwise, and may sell such shares to one or more purchasers. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer's Common Stock, the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth in this Item 4 and elsewhere in this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and each of the foregoing persons reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) The beneficial ownership by each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:


       No. of Shares Deemed                 Nature of Ownership                 Percentage of Class
     to be Beneficially Owned:              -------------------                 -------------------
     -------------------------


              106,000                The record ownership and economic                 1.907%
                                     interest in such shares is held
                                     by NAPAQ.

              202,000                The record ownership and economic                 3.634%
                                     interest in such shares is held
                                     by CCMC.

               3,000                 The record ownership and economic                 .054%
                                     interest in such shares is held
                                     by Jeffrey C. Wolk.

          ==============                                                          ===============
              311,000                                                                 5.595 %


         Collectively,   the  Reporting   Persons  may  be  deemed  directly  or
indirectly to beneficially own 5.595% of the Common Stock of the Issuer.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 5,558,350 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-K filed on April 1, 1996.

         (b) NAPAQ has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by it. CCMC has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by it. Jeffrey C. Wolk has the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by him.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows:

CUSIP NO. 43739N107                         PAGE    9   OF   13    PAGES
          ---------                               -----     -----


         Purchase Transactions by CCMC
         -----------------------------

           Date                   No. of Shares             Price per Share                 Total
           ----                   -------------             ---------------                 -----
         2/14/96                     40,000                      1.050                     42,000
         2/22/96                     20,000                      1.000                     20,000
         2/26/96                     10,000                      1.000                     10,000
         2/27/96                     10,000                      1.181                     11,810
         2/28/96                     12,000                      1.181                     14,172
         3/11/96                     10,000                      1.116                     11,160

         Purchase Transactions by NAPAQ
         ------------------------------

         3/15/96                     60,000                     1.0883                     65,298
         3/21/96                      6,000                     1.1875                      7,125
         3/27/96                     30,000                     1.2500                     37,500
         3/27/96                     10,000                     1.2813                     12,813


         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------

         Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Exhibit A.  Agreement of Joint Filing
         Exhibit B.  Letter dated March 15, 1996
         Exhibit C.  Letter dated March 27, 1996

CUSIP NO. 43739N107                         PAGE   10   OF   13    PAGES
          ---------                               -----     -----

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                                    Cross Country Motor Club, Inc.


                                    by: /s/ Sidney D. Wolk
                                        ------------------
                                        Sidney D. Wolk, President


                                    NAPAQ Corporation


                                    by: /s/ Howard L. Wolk
                                        ------------------
                                        Howard L. Wolk, President


                                       /s/ Jeffrey C. Wolk
                                       -------------------
                                       Jeffrey C. Wolk

Date:  April 4, 1996

CUSIP NO. 43739N107                         PAGE   11   OF   13    PAGES
          ---------                               -----     -----

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING
                            -------------------------
                             HOMEOWNERS GROUP, INC.
                             ----------------------
                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------



         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 4th day of April, 1996.

                                        NAPAQ Corporation


                                        by: /s/ Howard L. Wolk
                                            ------------------
                                            Howard L. Wolk, President


                                        Cross Country Motor Club, Inc.


                                        by:  /s/ Sidney D. Wolk
                                             ------------------
                                             Sidney D. Wolk, President



                                        /s/ Jeffrey C. Wolk
                                        -------------------
                                        Jeffrey C. Wolk

                                 EXHIBIT B           PAGE    12    OF    13
                                 ---------                 -----       -----


THE
- ---------------------
CROSS COUNTRY GROUP



March 15, 1996


Mr. Carl Buccellato
President, Chief Executive Officer
Homeowners Group, Inc.
400 Sawgrass Corporation Parkway
Sunrise, FL  33325-6235

Dear Mr. Buccellato:

         As we have advised in our previous discussions, Cross Country has proposed acquiring all shares of outstanding stock of Homeowners Group, Inc. at a price of $1.95 per share in cash, subject to certain adjustments if there is a settlement of the Acceleration judgment prior to closing. Our proposal was all cash and did not include a financing contingency; we are prepared to move quickly to close the transaction.

         Our valuation is based upon a review of publicly available information; however, if you believe additional information would affect our valuation, we would be anxious to consider that information. As you know, we have asked to review the Company's confidential information, in part, to determine if an increased purchase price is warranted. Of course, we would agree to hold all such information in confidence. We would also be willing to agree to reasonable "standstill" restrictions; however, we do not believe that your proposed one year absolute prohibition on all proxy and acquisition activities is necessary or in the best interests of shareholders.

         We would hope that the Board of Directors of Homeowners Group, Inc. timely provides us with the information and opportunity to make a formal offer for the Company. We are confident that doing so would be in the best interests of Homeowners' stockholders, as well as for the affiliates, associates, and customers of the organization.

Very truly yours,



Sidney D. Wolk
President

SDW/bk
pc:  Gary D. Lipson


- --------------------------------------------------------------------------------
     4040 Mystic Valley Parkway o Boston, Massachusetts 02155 o 617-393-9300 o
                        800-833-5500 o Fax 617-395-6706

CUSIP NO. 43739N107                         PAGE   13   OF   13    PAGES
          ---------                               -----     -----

                                  EXHIBIT C           PAGE    13    OF    13
                                  ---------                 -----       ------
THE
- --------------------
CROSS COUNTRY GROUP



March 27, 1996


Mr. Carl Buccellato
President, Chief Executive Officer
Homeowners Group, Inc.
400 Sawgrass Corporation Parkway
Sunrise, FL  33325-6235

Dear Mr. Buccellato:

         I have been informed that Homeowners Group, Inc., has rejected outright all proposed modifications to the Confidentiality and Standstill Agreement you require as a condition to continue sale negotiations. Given that we had accepted the substance of your requirements, we are surprised and disappointed at this new posture. In addition, you have now imposed an entirely new condition requiring that you review our audited financial statements prior to further discussion. As you know, we have already provided evidence that we have cash readily available to complete the acquisition and, accordingly, this new request is also surprising and disappointing.

         We continue to believe that our mutual interest is in discussing a negotiated transaction that will be of significant benefit to your stockholders. In fact, we have previously offered a substantial premium over market prices, without the benefit of examining confidential information. It is disturbing that you seek an absolute prohibition against our offering such a premium directly to your stockholders.

         We have instructed our counsel to discuss all reasonable standstill positions. We would ask that the Company similarly take an open approach so that discussions can proceed toward the consummation of a transaction.

Very truly yours,



Sidney D. Wolk
President

SDW/bk
pc:  Gary D. Lipson


- --------------------------------------------------------------------------------
     4040 Mystic Valley Parkway o Boston, Massachusetts 02155 o 617-393-9300 o
                        800-833-5500 o Fax 617-395-6706